Allen & Overy LLP
1221 Avenue of the Americas
New York NY 10020

Ms. Kathleen Collins
Securities and Exchange Commission	Tel 212 610 6300
Division of Corporation Finance	Fax 212 610 6399
100 F Street, N.E.
Washington, DC 20549

January 16, 2007

Re:	SAP AG
Form 20-F for the Fiscal Year Ended December 31, 2003, Filed March 22, 2006
Forms 6-K Submitted January 11, 2006, January 26, 2006, April 21, 2006, May 23, 2006,
July 13, 2006, July 21, 2006 and August 30, 2006
File No. 001-14251
Dear Ms. Collins:
By letter dated December 19, 2006, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to SAP AG (SAP or the Company) in response to our letters to you dated October 9, 2006 and November 24 (that included SAP’s responses to the Staff’s letters to SAP dated September 12, 2006 and October 30, 2006).
For your convenience we have reproduced in italics below the Staff’s comments in the December 19, 2006 letter and have provided SAP’s responses below each comment.
1.	a. We note your response to our prior comment 3 and that the Company determined the impact of reclassifications from research and development expense to cost of products is clearly consequential but based on certain factors, such as analysts not focusing on year to year comparisons, management has determined that the reclassification is immaterial. It is not evident why the Company is considering research analyst’s views of these reclassifications, or how the Company has determined that analysts would not consider these reclassifications material and if true, why that should impact the Company’s assessment.
As described in our letter dated November 24, 2006, SAP management conducted a thorough analysis to evaluate the materiality of the misclassifications of certain product costs as research and development (R&D) expense in SAP’s financial statements in 2003 and 2004. This analysis was conducted by applying relevant law as well as relevant accounting and auditing literature to the facts. Among other things, management’s analysis drew from the following:
•	Determination of Materiality:
•	Under relevant case law, including TSC Industries, Inc. v. Northway, Inc. (426 U.S. 438 (1976)) and Basic Inc. v. Levinson (485 U.S. 224 (1988)), an omitted fact is material if there is “a substantial likelihood that the disclosure... would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” (emphasis added) (See TSC v. Northway).

•	Footnote 24 to Staff Accounting Bulletin 99 (SAB Topic 1M) states, in pertinent part, the following: “AU 312 states that the auditor should consider audit risk and materiality ... in ...evaluating whether the financial statements taken as a whole are fairly presented in all material respects in conformity with GAAP. The purpose of this SAB is to provide guidance to financial management and independent auditors with respect to the evaluation of the materiality of misstatements that are identified in the audit process or preparation of the financial statements...” (emphasis added).

•	SAB Topic 1M also includes the following concerning the concept of materiality: “... A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” (emphasis added).

•	In its Concepts Statement 2, the FASB stated the essence of the concept of materiality as follows: “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” (emphasis added; footnote reference omitted).

•	Identification of Reasonable Person/Investor:
•	With regard to the users of financial statements the FASB stated in its Concept Statement 1: “Financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit, and similar decisions ... The major groups of investors are equity securityholders and debt securityholders. ... The terms also may comprehend security analysts and advisors, brokers, lawyers, regulatory agencies, and others who advise or represent the interests of investors and creditors or who otherwise are interested in how investors and creditors are faring.” (emphasis added).

•	In its Concepts Statement 2, the FASB reiterated its view that “Financial reporting should provide information that is useful to present and potential investors and creditors and other users in making rational investment, credit, and similar decisions. The information should be comprehensible to those who have a reasonable understanding of business and economic activities and are willing to study the information with reasonable diligence.” (emphasis added).

•	Nature of Materiality Analysis
•	The U.S. Supreme Court noted in TSC Industries, Inc. v. Northway, Inc. (426 U.S. 438 (1976)) that determinations of materiality require “delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of those inferences to him . . . .” (emphasis added).

•	SAB Topic 1M states: “Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.” (emphasis added).
As described in SAP’s response to prior comment 3, SAP management performed a materiality analysis in accordance with SAB Topic 1M to determine if SAP’s previously-issued financial statements taken as a whole were materially misstated as a result of misclassifying product costs as R&D expense. For the reasons set forth in detail in SAP’s response to prior comment 3, as elaborated upon below, SAP management has concluded that they were not. Specifically, SAP management reaffirms the statement made in its response to the Staff’s prior comment 3 that this analysis (which is described in significant detail in response to the Staff’s prior comment 3) was performed from the perspective of a reasonable person relying upon SAP’s financial statements taken as a whole, as contemplated by SAB Topic 1M.
As a way of testing the conclusion that the previously-issued financial statements taken as a whole were not materially misstated, but without suggesting any limitation on the scope of the analysis performed by management, SAP management reviewed research reports published in 2006 by professional research analysts at 10 of the largest investment banks that regularly publish research on SAP. This review focused on whether the reports mentioned and drew conclusions from the reported results for the years 2003 and 2004 of any income statement line items affected by the misclassification. Additionally SAP management discussed with personnel of the Company’s Investor Relations Group the nature and extent of questions they receive from analysts and interested investors concerning the R&D expense and cost of products line items included in SAP’s income statements and the product margins derived from those statements. SAP management believes that these reviews of analyst reports and these discussions with Investor Relations personnel are (1) appropriate to test SAP management’s general conclusion that a reasonable person would not consider the misclassification important and (2) entirely consistent with a properly-conducted assessment of materiality under the guidance in SAB Topic 1M. The bases for this belief include the following:
•	As noted above, financial analysts fall under the FASB’s definition of investors.

•	Analysts’ reports represent a readily accessible source of information concerning how one group of sophisticated users of our financial statements look at the information presented in those statements.

•	SAB Topic 1M identifies as an appropriate qualitative consideration “whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise”.
As previously noted, neither the results of the review of the analyst reports nor the results of the discussions with SAP Investors Relations personnel produced findings inconsistent with SAP management’s conclusion that it is unlikely that a reasonable person relying on SAP’s 2004 and 2003 financial statements taken as a whole would have changed his or her judgment or been influenced by the inclusion in those financial statements of the corrected information that was included for those periods in the Company’s 2005 Annual Report on 20-F in place of the information originally provided.
b. Considering this, explain how management considered whether it was probable that the judgment of a reasonable person relying on the Company’s financial statements would have been changed or influenced by the reclassification of research and development expenses to cost of product, which clearly were significant to financial statement line items that include expenses with significantly different characteristics. We refer you to SAB Topic 1M.
SAP management respectfully disagrees with the implication in the comment that the research and development expense and cost of products line items included in SAP’s financial statements “include expenses with significantly different characteristics”. SAP is a software company. Unlike most manufacturing companies that do not heavily rely on intangible assets, many of the expenses included in the cost of product line item in SAP’s financial statements are substantially similar or identical to the expenses included in the R&D expense line item except for the context in which they are incurred. If for example SAP develops software functionality internally, the related costs generally are classified as research and development expense. If instead of developing the same functionality internally SAP decides, in effect, to outsource the development effort and then to license the resulting functionality from a third party and embed it into its own software products, the related royalty expense would be classified as cost of product. Furthermore, as SAP noted in its previous response and as it disclosed in its 2005 Annual Report on Form 20-F, the costs reclassified from R&D expense to cost of product for 2004 and 2003 were development costs. They belong in cost of product only because they were incurred in connection with joint software development contracts that were accounted for in accordance with SOP 81-1 as required by the applicable guidance in SOP 97-2.
SAP management believes that it is not only appropriate, but necessary to consider these specific circumstances in assessing the materiality of this misclassification because, as outlined in the response to the first part of Comment 1 above, SAB Topic 1M requires management or auditors performing a materiality analysis to consider the “context of the ‘surrounding circumstances,” or, as the Supreme Court put it, to consider the “total mix” of information in making a “delicate accessment of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of those inferences to him ...” (see TSC v. Northway). Therefore, when considered in the context of the circumstances surrounding the software activities of SAP, the specific expenses that were misclassified between the R&D expense and cost of product line items do not have significantly different characteristics, and SAP management appropriately took that fact into consideration in connection with assessing the likely effect of this misclassification on a reasonable person relying on SAP’s 2004 and 2003 financial statements taken as a whole.
The only effects of the misclassifications on SAP’s financial statements were to increase previously reported product costs and decrease previously reported R&D expense by amounts ranging between 11 and 14.7 percent. Although SAP management has acknowledged that the magnitude of these revisions is not clearly inconsequential (as that phrase is used in SAB Topic 1M) to the individual product cost and R&D expense lines, nevertheless, SAP management believes that to the extent reasonable shareholders focus on these line items, they do so for the most part to gauge their effect on the key performance measures described in the response to the Staff’s prior comment 3.
Furthermore management considered the specific character of the costs that were misclassified. As described above and in SAP’s previous responses, the misclassified costs resulted from development efforts under customer specific development arrangements. These costs meet the definition of Research and Development Cost under SFAS 2. The software (intellectual property) resulting from these costs is owned by SAP, and SAP has all rights to license the developed software to other customers or otherwise reuse the created intellectual property. Among other things, management believes that a reasonable person relying on the financial information originally provided would have considered the following:
•	Research and development expense can be viewed as an indicator of the level of investment in future products. SAP has full rights to the software developed under customer specific arrangements and can license the developed software to other customers or include parts of it in its standard products. The nature of the amounts spent on the misclassified costs is sufficiently similar to R&D expenses that a reasonable person relying on SAP’s financial reports would not have been likely to draw inappropriate conclusions about the extent to which SAP was investing in future products as a result of the overstatement of R&D expense in the 2004 and 2003 financial statements or to have viewed such overstatement as important to the financial statements taken as a whole.
•	The principal if not only use to which a reasonable person relying on SAP’s 2004 and 2003 financial statements is likely to have put the reported cost of product would have been to compute SAP’s gross margin for those periods. As noted in response to prior comment 3, the effect of the misclassification was to overstate reported gross margin by amounts that were quantitatively and qualitatively inconsequential. Likewise, as noted in response to prior comment 3, the understatement of cost of products in the 2004 and 2003 income statements had no effect on other income statement metrics and the resulting overstatement of gross margin did not affect segments, trends or any of the other qualitative factors identified in SAB Topic 1M.
Because the net impact of these misclassifications is to shift the classification of certain similar research and development expenses from one expense line item to another within the same period (1) without changing the overall amount or timing of the expenses, (2) without having any impact whatsoever on net income, operating income, income before taxes or related per share amounts, (3) with inconsequential impact on metrics not included in SAP’s financial statements such as gross margin and product margin, and (4) without triggering any of the qualitative factors described in SAB Topic 1M (e.g. masking a change of trend, reflecting intentional misclassification, etc.), SAP management concluded a reasonable shareholder would not have viewed these revisions as important or significantly altering the total mix of information available. Therefore, SAP management continues to believe that the effect of these misclassifications on SAP’s 2004 and 2003 financial statements, as originally filed, were not material to those financial statements taken as a whole.
2.	We note from your response to prior comment 3 that KPMG informed SAP that they have reviewed management’s analysis of the impact of the product cost reclassifications. Tell us whether a National Office Partner from KPMG reviewed the Company’s materiality analysis and whether you have had your filing reviewed by a “filing reviewer” designated by your US-affiliated firm as contemplated by Rule 3400T in PCAOB Release No. 2003-006. If you have, provide us with written confirmation that the filing reviewer’s procedures were applied to your submission. Your response should include the name of the designated filing reviewer.
KPMG advised SAP that the KPMG professionals who reviewed management’s materiality analysis of the impact on the consolidated financial statements, taken as a whole, of the reclassification of expenses between R&D and product costs included, in addition to the responsible engagement-team partners, both the head of the US GAAP Group in the National Office — Department of Professional Practice of KPMG Deutsche Treuhand-Gesellschaft AG (“KPMG DTG”) and a “filing reviewer” of that firm’s US-affiliated firm (“KPMG LLP”), as contemplated by Rule 3400T in PCAOB Release No. 2003-006. SAP was informed that the head of the US GAAP Group in the National Office of KPMG DTG is an employee of KPMG LLP on secondment and that, prior to his secondment to the National Office of KPMG DTG in 2001, he was a partner in charge of the Accounting Group in the National Office — Department of Professional Practice of KPMG LLP.
KPMG also advised SAP that, prior to SAP’s filing of its 2005 Annual Report on Form 20-F, the “filing reviewer” performed an Appendix K review of that filing as contemplated by Rule 3400T in PCAOB Release No. 2003-006. KPMG informed SAP that, beginning during the second week of February 2006, when the KPMG audit engagement team first became aware of this expense classification matter, and continuing through its final resolution, the KPMG engagement team consulted regularly with both the designated “filing reviewer” of KPMG LLP and the head of the US GAAP Group in the National Office of KPMG DTG concerning the appropriate accounting for and reporting of these expenses in SAP’s 2005 Annual Report on Form 20-F. KPMG also advised SAP that, prior to the submission of our letter dated November 24, 2006 responding to the Staff’s letter dated October 30, 2006, both the designated “filing reviewer” of KPMG LLP and the head of the US GAAP Group in the National Office of KPMG DTG as well as the Partner-in-Charge of the Department of Professional Practice in the National Office of KPMG DTG reviewed SAP’s response to comment 3 in accordance with their customary procedures and did not object to its content or conclusions.
SAP hereby confirms that the name given to Mr. Gilmore by telephone on January 10, 2007 is the individual KPMG informed SAP was the designated filing reviewer who performed the work described above.

3.	You indicate in your response to our prior comment 7 that “SAP management believes a significant software element is embedded in SAP’s maintenance and services as customers receive...new SAP software releases of the purchased software” (i.e. CRM 3.0., CRM 4.0 and CRM 5.0). Tell us whether these releases and other significant software elements embedded in your maintenance contracts are specified in your maintenance arrangements, or based on the Company’s history, it is implied they are included and tell us how you determined whether these were unspecified or specified elements. Additionally, tell us whether you consider the software elements included in your maintenance agreements to be additional product or upgrade rights. In this regard, please address the following:
•	the significance of the differences in the features and functionality of the new deliverable from the vendor’s existing products;

•	whether the additional software element is intended to replace the Company’s existing product;

•	the extent of development efforts required to create the new element;

•	the relationship of the price of the new software element to the pricing for the Company’s existing products; and

•	the manner in which the new element is marketed.
Furthermore, tell us how you have considered paragraphs 39 through 49 of SOP 97-2 in determining the Company’s current revenue recognition policy is appropriate. We may have additional comments based on your response.
Specified versus unspecified upgrade rights:
Under SAP’s standard maintenance agreements the customer is entitled to receive basic support services and software updates and corrections (i.e., bug fixes) of the purchased software. SAP’s maintenance arrangements provide for the software updates (updates) and corrections to be delivered when and if they become available and do not specify what functionalities will be updated or what bugs will be corrected. Updates are provided to maintenance customers through delivery of new software releases or enhancement packages. Corrections of bugs embedded in SAP software are delivered through support packages which are provided to maintenance customers when new support packages are developed. Support packages may also contain corrections to adapt existing functionality to changed legal and regulatory requirements.
SAP accounts for the rights of the customer to receive updates and corrections as maintenance (post contract support) because the customer’s rights are limited to unspecified updates and corrections offered on a when and if available basis. This accounting is consistent with the requirements of paragraph 56 of SOP 97-2. SAP’s software and maintenance agreements do not include details about features or functionalities of future software releases or enhancement packages. If, in exceptional instances, SAP commits in an arrangement to deliver specific features or functionalities to a customer — even on a when and if available basis — SAP defers all revenue under this arrangement until the feature or functionality is delivered to the customer. SAP does not sell updates or corrections on a stand alone basis so vendor specific objective evidence (VSOE) of the fair value of future updates or corrections does not exist.
Unspecified upgrades versus unspecified products:
SAP management believes the software elements delivered as part of its maintenance agreements represent unspecified software upgrades, not unspecified software products. Because SOP 97-2 does not provide guidance on how to distinguish between software upgrades and software products, SAP’s policy has been to evaluate the software related elements using criteria contained in non-authoritative SOP 97-2 guidance prepared by persons in the audit profession. These criteria, which are addressed below, are the same as those addressed in the Staff’s comment above:
•	Significance of differences in features and functionality: The software elements that are delivered under SAP’s maintenance agreements enhance the features and functionalities of the previously delivered software. The significance of the enhancements can change from release to release but always have the following characteristics:

•	The new features and functionalities delivered as an update or correction cannot be operated independently from the features and functionalities of the previously delivered software.

•	SAP does not market or sell the new features and functionalities delivered as an update or correction separately from the features and functionalities of the previously delivered software.

•	The number of new features and functionalities delivered as an update or correction is quite small compared to the functionalities and features of the previously delivered software.
•	Replacement of existing product: If a new release of the software is made available through maintenance, this release only replaces the prior release if the customer decides to implement the new release and not stay on the release currently in use. For example, if a customer purchases a license for 1,000 users of version 3.0 and version 4.0 subsequently becomes available through maintenance, the customer can choose to implement version 4.0 or can stay with version 3.0 for its 1,000 users. The customer cannot use both versions 3.0 and 4.0 in parallel. New functionality delivered through maintenance either improves or replaces the functionality of the previously delivered software. Software upgrades and corrections cannot be operated independently without the core functionality of the original software.
•	Extent of development effort: SAP’s primary software products are the result of development efforts over multiple years. SAP usually provides feature upgrades, bug fixes or new releases through maintenance at least once per year and support packages several times per year. The development efforts incurred for an upgrade, bug fix, new release or support package while significant are much smaller than the development efforts incurred to develop SAP’s primary software products.
•	Marketing: The software elements delivered under SAP’s maintenance agreement are not marketed standalone or as additional products but are marketed as upgrades or bug fixes. As noted above, such upgrades do not operate independently from the functionalities and features of the previously delivered software.
•	Pricing: Upgrades delivered under SAP’s maintenance agreements cannot be purchased separately and are not assigned separate prices. SAP does not adjust its software price list when new releases or upgrades become available (software pricing is unaffected by whether upgrades or new releases become available).
Evaluation of Paragraphs 39 to 49 of SOP 97-2:
SAP’s maintenance agreements do not provide the customer with the right to receive unspecified additional software products (see analysis above). Accordingly, paragraph 39 of SOP 97-2 does not generally apply to SAP’s software arrangements. Exceptions to this general rule are accounted for as follows:
•	If a software agreement provides to the customer a right to receive unspecified additional software products, SAP accounts for the arrangement as a subscription as required by paragraph 40 of SOP 97-2 following the guidance in paragraphs 48 and 49 of SOP 97-2. For more details on the accounting for SAP’s subscription deals, please refer to the response to comment 4 below.

•	SAP does not have VSOE of the fair value of its software elements (upgrades or products). Therefore, consistent with the guidance in paragraph 41 of SOP 97-2, if a software agreement provides to the customer a right to receive specified upgrades or specified future products, SAP defers all revenue from the arrangement until the specified upgrades or future products have been delivered.
•	SAP does not offer fixed fee arrangements under which a customer or reseller can reproduce or obtain copies of SAP’s software at a specified price per copy up to the total amount of the fixed fee. Accordingly, paragraphs 43 to 47 of SOP 97-2 do not apply to SAP’s standard software arrangements. In exceptional instances in which the customer can utilize a specified or unlimited number of users/transactions of the software, SAP recognizes revenue upon delivery of the software once the other basic SOP 97-2 criteria for revenue recognition have been met.
4.	We note from your response that SAP is currently in the process of implementing a new business model which will require subscription accounting. Explain the specific terms in your existing arrangements that differ from the terms of your arrangements under the new business model and why your current terms do not require recognizing revenue under a subscription model.
Under SAP’s current business model customers who purchase perpetual software licenses usually also enter into a maintenance agreement with SAP. As explained in the response to comment 3 above, maintenance customers are entitled to receive unspecified upgrades and error corrections when and if they become available. Consistent with the requirements of paragraph 57 of SOP 97-2, SAP allocates a portion of the arrangement fee to maintenance based on VSOE of the fair value of that element. SAP uses the residual method discussed in paragraph 12 of SOP 97-2 to allocate consideration to maintenance since VSOE of the fair value exists for maintenance but not for software. The fee allocated to maintenance is recognized ratably over the maintenance term and the residual amount is recognized as software revenue once the basic SOP 97-2 criteria for revenue recognition have been met.
SAP is implementing the following new business models that under SOP 97-2 do not allow for a separate allocation of consideration to the software and maintenance elements even though both elements are included in the offering to the customer:
•	Subscription Agreements: Under SAP’s subscription agreements the customer licenses software and enters into a related maintenance agreement similar to SAP’s traditional business model. However, unlike SAP’s traditional business model, under subscription arrangements the customer has the right to receive unspecified additional software products that become available during the subscription period. Consistent with the requirements of paragraphs 48 and 49 of SOP 97-2, no allocation of revenue is made among any of the software products and all revenue from the arrangement is recognized ratably over the term of the subscription. Further, an allocation of revenue between the software subscription and the maintenance is not possible since VSOE of fair value of maintenance does not exist for subscription contracts. Unlike traditional maintenance agreements that contain annual renewals for maintenance on perpetual software licenses, subscription arrangements do not include a renewal rate for maintenance. Instead, the fee for subscription arrangements covers both the current and unspecified future software products to be delivered during the subscription term and the related maintenance on such current and unspecified future software products.
•	Rental agreements — long term: Under SAP’s rental agreements the customer pays an upfront or annual fee for the use of software and related maintenance for a specified period of time. Software license rights provided under rental agreements are referred to as time-based licenses. TPA 5100.54 defines when VSOE of the fair value of maintenance can be established when maintenance is sold together with a multi-year time-based license. When SAP’s rental agreements do not include a renewal rate for maintenance or when the maintenance renewal rate or renewal period is not substantive as contemplated by TPA 5100.54, SAP recognizes the entire fee ratably over the rental period because VSOE of the fair value of the maintenance element cannot be established. In contrast, for multi-year rental agreements which contain a substantive maintenance renewal rate covering a substantive period, SAP allocates revenue to the software and maintenance elements using the residual method.
•	Rental agreements — short term: Under short-term rental agreements the customer pays a fee for the use of software and related maintenance for a period of one year or less. TPA 5100.53 clarifies that VSOE of the fair value of maintenance cannot be demonstrated in a short-term time-based license agreement because the term of the software license is too short for a maintenance renewal rate or fee to represent VSOE of the fair value of maintenance. Accordingly the total arrangement fee is recognized ratably over the period of the time-based license.
As disclosed in SAP’s 2005 Annual Report on Form 20-F, revenues from subscription and time-based license arrangements have not been material to SAP. Also as disclosed, for subscription and time-based license arrangements, SAP allocates a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance. SAP expects that subscription and time-based license or rental arrangements will increase in importance and frequency and that total revenues from these types of arrangements will eventually become material. No later than the time revenues from subscription and time-based license arrangements together exceed 10% of total revenues, SAP will report such revenues in a separate line item in its income statement as required by Rule 5-03 of Regulation S-X.
5.	We note from your response to our prior comment 7 that the Company considers post-contract customer support to be product revenue. The Staff has not yet concluded on this issue and will continue to evaluate your response in conjunction with the filing of your next response letter. We may have additional comments with regards to this issue.
As indicated in SAP’s previous response SAP intends to replace the term ‘product revenue’ with “software and maintenance revenue” in its income statement in future filings. SAP also intends to replace the term “cost of product” with “cost of software and maintenance” in its income statement in future filings. Upon introduction of a new income statement line item for revenues from subscription and time-based license arrangements, SAP intends to rename the revenue and cost of revenue line items again to reflect the reporting of subscription and time-based license revenues separately from other software and maintenance revenues.
If you have questions about the foregoing, please do not hesitate to contact the undersigned at (212) 610-6300.
Yours sincerely,
Peter Harwich
cc. Dr. Werner Brandt